January 24, 2013
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    The Medicines Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012 and Amended on June 5, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
Form 8-K Dated July 25, 2012
Filed July 25, 2012
File No. 000-31191

Ladies and Gentlemen:
Enclosed please find our response to the comment regarding the above referenced filings received by telephone on January 18, 2013 from Tabatha Akins, Staff Accountant, of the Securities and Exchange Commission (the “Commission”) to Stephen Rodin, Vice President, Deputy General Counsel, of The Medicines Company (“we” or “our”).
The response set forth below is keyed to your comment, which is in bold. Our response is in regular type. We hope this is helpful to you in reviewing this response letter.

1.
Please refer to your response to our comment 1 in evaluating the provisions contained in Section 11.2(e)(ii)(d) of the 2002 ISDA derivative definitions.  It appears that the exercise price is adjusted in the event any other types of any other type of securities, rights or warrants or other assets are issued at less than the prevailing market price.  Such provision appears to require derivative accounting treatment under ASC 815-40.  Please provide to us the calculation used to determine the potential adjustment.  Additionally, please tell us how you evaluated the provision in Section 11.2(e)(vii) in determining the appropriate classification.

Response:

In evaluating the provisions contained in Sections 11.2(e)(ii)(d) and 11.2(e)(vii) of the 2002 ISDA
derivative definitions, we specifically considered the indexation literature, originally issued in EITF 07-5, as codified as Example 17 within ASC 815-40-55-42 and 43.  Example 17 relates to certain

Mr. Jim B. Rosenberg
January 24, 2013

adjustments to the strike price of an equity-linked instrument to offset resulting dilution upon a stock dividend, cash dividend, stock split, spin-off, rights offering, issuances of shares at an amount below the then-current market price and repurchase of shares at a price above the then-current market value, effectively diluting our current shareholders. The example concluded that such adjustments would not preclude the instrument from being considered indexed to the entity's own stock because standard option pricing models assume such events will not occur or that the strike price of the instrument will be adjusted to offset the dilution caused by such events. In contrast, Example 9 (ASC 815-40-55-33 and 34) illustrates adjustments to the strike-price of warrants on issuance of shares or equity-linked financial instrument at a price below the exercise price of the warrants (whether or not that price at issuance of the new instruments is the fair value of those new instruments and often referred to as "down round protection") and precludes the warrants from being considered indexed to the entity's own equity, as the settlement of the existing instrument is affected by future equity offerings at the then-current market price, which is not an input to the fair value of a fixed-for-fixed option on equity shares. Section 11.2(e)(ii)(d) of the 2002 ISDA derivative definitions relates to transactions at less than the prevailing market price and Section 11.2(e)(vii) relates to any other event that may have a diluting or concentrative effect on the theoretical value of the shares. Both provide for anti-dilution protection that economically is exactly in line with Example 17.  Accordingly, we concluded that such provisions do not preclude the instrument from being considered indexed to our own stock.

Pursuant to the equity classification guidance originally issued in EITF 00-19, as codified within ASC 815-40-25, if a contract potentially can be net cash settled and that form of settlement is not within the control of the issuer, the contract is precluded from equity classification. While the provision in Section 11.2(e)(vii) of the 2002 ISDA derivative definitions could result in an increase in the number of shares issuable upon conversion, the actions required to trigger the adjustment is within our control and thus, does not preclude the instrument from equity classification.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.
Sincerely,

/s/ Paul M. Antinori
Senior Vice President and General Counsel

cc:	Stephen M. Rodin, Esq.